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Exhibit 12.1

BEAZER HOMES USA, INC.
STATEMENT REGARDING COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	Fiscal Year Ended September 30,					9 months ended
	2001	2002	2003	2004	2005	6/30/2005	6/30/2006
Earnings:
Income before income taxes	122,748	202,059	285,529	386,575	499,334	239,538	468,323
Less: equity in (income) loss of unconsolidated joint ventures	63	(2,338)	(1,597)	(1,561)	(5,021)	(3,150)	(809)
Fixed charges from below	38,348	54,389	69,149	80,740	95,363	68,414	91,435
Distributed income of unconsolidated joint ventures	—	2,353	1,137	1,761	5,844	3,361	—
Less: interest capitalized	(35,825)	(51,171)	(65,295)	(76,035)	(89,678)	(64,269)	(85,195)
Interest amortized to cost of sales	33,235	43,001	55,451	66,199	82,388	54,880	60,788

Earnings available for fixed charges	158,569	248,293	344,374	457,679	588,230	298,774	534,542

Fixed Charges:
Interest expense, including capitalized amounts and amortization of debt costs	35,825	51,171	65,295	76,035	89,678	64,269	85,195
Estimated interest component of rent expense	2,523	3,218	3,854	4,705	5,685	4,145	6,240

Total fixed charges	38,348	54,389	69,149	80,740	95,363	68,414	91,435

Ratio of earnings to fixed charges	4.14	4.57	4.98	5.67	6.17	4.37	5.85

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STATEMENT REGARDING COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES